UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of November 2020
Commission File Number: 001-38353

PagSeguro Digital Ltd.
(Name of Registrant)

Av. Brigadeiro Faria Lima, 1384, 4º andar, parte A
São Paulo, SP, 01451-001, Brazil
+55 11 3038 8127
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒        Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐        No ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐        No ☒

PagSeguro Announces Senior Management Expansion

São Paulo, November 18, 2020 – PagSeguro Digital Ltd., or PagSeguro (NYSE: PAGS), announced that the Board of Directors has appointed (i) Mr. Eduardo Alcaro as Chief Business Development Officer, a new strategic executive officer position, and (ii) Mr. Artur Schunck as the new Chief Financial and Investor Relations Officer and Chief Accounting Officer. During the first six months of transition following these appointments, Mr. Alcaro and Mr. Schunck will both exercise the role of PagSeguro’s Co-Chief Financial and Investor Relations Officer. Mr. Alcaro will also maintain his roles as a member of PagSeguro Digital’s Board of Directors and Chief Financial Officer of PagSeguro’s controlling shareholder, UOL – Universo Online S.A. Luis Frias, Principal Executive Officer, commented that “PagSeguro only stands to gain from this expansion of its senior management team.” Mr. Alcaro affirmed that “the promotion of Artur Schunck demonstrates the bench strength of PagSeguro’s Finance team, and it is great to see the advancement of someone whose career has been developed internally.”

Artur Schunck has held multiple roles in the Finance department at PagSeguro, acting as our subsidiary PagSeguro PagBank’s Finance Director since April 2015. In that role, he has led the company’s finance, treasury, controllership, BI, FP&A, logistics, financial services and credit products teams. Prior to that, from February 2014 to April 2015, he was the Director of Financial Planning and Treasury for our parent company UOL – Universo Online S.A., where he was in charge of the FP&A and treasury functions and responsible for monthly forecasts, annual budget, accounts payable, cash management and funding structures and the group’s financial consolidation process. Before joining the UOL group, Mr. Schunck worked from January 2006 to December 2013 for Walmart Brasil Ltda. in several financial management roles, culminating in his position as the Director of FP&A and Strategy, leading the financial planning and strategic teams. He holds a bachelor’s degree in business administration from the Pontifical Catholic University of the State of Rio Grande do Sul (Pontifícia Universidade Católica do Rio Grande do Sul) in Porto Alegre, Brazil and an MBA in business management from the Getulio Vargas Foundation (Fundação Getulio Vargas –FGV) in São Paulo, Brazil.
About PagSeguro:
PagSeguro is a disruptive provider of financial technology solutions focused primarily on consumers, individual entrepreneurs, micro-merchants, small companies and medium-sized companies in Brazil. Among its peers, PagSeguro is the only financial technology provider in Brazil whose business model covers all of the following five pillars:
•Multiple digital banking solutions
•In-person payments via point of sale (POS) devices that PagSeguro provides to merchants
•Free digital accounts that PagSeguro provides to its consumers and merchants with functionalities such as bill payments, top up prepaid mobile phone credits, wire transfers, peer to peer cash transfers, prepaid credit cards, cash cards, loans, credit cards investments, QR code payments, and payroll portability, among other digital banking services
•Issuer of prepaid, cash and credit cards
•Full acquirer
PagSeguro is an UOL Group Company that provides an easy, safe and hassle-free way of owning a free PagBank digital account, which is similar to a regular checking account linked to the Brazilian Central Bank’s platform, with the feature of accepting payments, where its clients can transact and manage their cash, without the need to open a regular bank account. PagSeguro’s end-to-end digital banking ecosystem enables its customers to accept a wide range of online and in-person payment methods, including credit cards, debit cards, meal voucher cards, boletos, bank transfers, bank debits and cash deposits.

PagSeguro’s mission is to disrupt and democratize financial services in Brazil, a concentrated and underpenetrated market by providing an end-to-end digital banking ecosystem that is safe, affordable, simple and mobile-first for both merchants and consumers.
Contacts:
Investor Relations:
PagSeguro Digital Ltd.
+55 (11) 3914-9524 / 9403
ir@pagseguro.com
investors.pagseguro.com
Forward-Looking Statements:
This press release may include “forward-looking statements” within the meaning of the U.S. federal securities laws. Statements contained herein that are not clearly historical in nature are forward-looking, and the words “anticipate,” “believe,” “continues,” “expect,” “estimate,” “intend,” “project” and similar expressions and future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “can,” “may,” or similar expressions are generally intended to identify forward-looking statements. We cannot guarantee that such statements will prove correct. These forward-looking statements speak only as of the date hereof and are based on our current plans, estimates of future events, expectations and trends (including trends related to the global and Brazilian economies and capital markets) that affect or may affect our business, financial condition, results of operations, cash flow, liquidity, prospects and the trading price of our Class A common shares, and are subject to several known and unknown uncertainties and risks, many of which are beyond our control. As a consequence, current plans, anticipated actions and future financial position and results of operations may differ significantly from those expressed in any forward-looking statements in this press release. You are cautioned not to unduly rely on such forward-looking statements when evaluating the information presented. In light of the risks and uncertainties described above, any future events and circumstances discussed in this press release might not occur and are not guarantees of future performance. Because of these uncertainties, you should not make any investment decision based upon these estimates and forward-looking statements. To obtain further information on factors that may lead to results different from those forecast by us, please consult the reports we file with the U.S. Securities and Exchange Commission (SEC) and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in our annual report on Form 20-F.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: November 18, 2020

    PagSeguro Digital Ltd.

By: /s/ Eduardo Alcaro
Name: Eduardo Alcaro
Title: Chief Financial and Investor Relations Officer,
Chief Accounting Officer and Director